                             Filed by CB Bancshares, Inc. pursuant to Rule 425
                             under the Securities Act of 1933 and deemed filed
                             pursuant to Rule 14a-12 under the Securities
                             Exchange Act of 1934

                             Subject Company: CB Bancshares, Inc.
                             Subject Company's Exchange Act File No.: 000-12396

The following is a joint investor presentation by Central Pacific Financial
Corp. and CB Bancshares, Inc., and posted on CB Bancshares, Inc.'s website at
www.citybankhawaii.com and Central Pacific Financial Corp's website, at
www.cpbi.com, on May 3, 2004.

Creating A Stronger
Hawaii Bank

May 2004

Merger of

&

This document contains forward-looking statements.  Such statements include, but are not limited to, (i) statements about the benefits of a merger between
Central Pacific Financial Corp. (“CPF”) and CB Bancshares, Inc. (“CBBI”), including future financial and operating results, costs savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to CPF’s plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “believes”, “expects”, “anticipates”, “estimates”,
“intends”, “plans”, “targets”, “projects” and other similar expressions.  These statements are based upon the current beliefs and expectations of management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:  (1) the business of CPF and CBBI may not be integrated successfully or such integration may be more difficult, time-
consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) any necessary approvals for the merger may not be obtained on the proposed terms; (6) the failure of CPF’s and CBBI’s shareholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the Hawaii economy may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company’s loan portfolio and allowance for loan losses; (9) changes in the U.S. legal and regulatory framework; and (10)
adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company’s activities.

Additional factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in CPF’s and
CBBI’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and
Exchange Commission (“SEC”) and available at the SEC’s Internet web site (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPF or CBBI or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  CPF and CBBI do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

FORWARD LOOKING INFORMATION

CPF will amend its registration statement on Form S-4 to register shares of CPF common stock to be issued in this transaction.  The registration statement is not final and will be further amended.  The registration statement will include a joint proxy statement/prospectus for solicitation of proxies from CPF and CBBI shareholders, in connection with meetings of such shareholders at a date or dates subsequent hereto.  Investors and security holders are urged to read the registration statement and joint proxy statement and any other relevant documents (when available) filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.  Investors and security holders may obtain a free copy of documents filed with the SEC at the
SEC’s Internet web site at (www.sec.gov).  Such documents may also be obtained free of charge from CPF by directing such request to: Central Pacific Financial
Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627; or from CBBI by directing such request to: CB Bancshares,
Inc., 201 Merchant Street, Honolulu, Hawaii 96813, Attention: Investor Relations, (808) 535-2518.

CPF and CBBI, and their respective directors and executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from the shareholders of CBBI and CPF in connection with the merger.  Information about the directors and executive officers of CPF and their ownership of and interests in CPF stock is set forth in the proxy statement for CPF’s 2004 Annual Meeting of Shareholders.  Information about the directors and executive officers of
CBBI and their ownership of and interests in CBBI stock is set forth in the proxy statement for CBBI’s 2004 Annual Meeting of Shareholders.  Additional
information regarding the interests of those participants may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Transaction Overview

Transaction Summary

(1)

Based on CPF stock price of $26.85 on 04/22/04.

(2)

Based on CBBI stock price of $73.13 on 04/22/04.

Aggregate Consideration per CBBI Share

2.6752 shares of CPF Stock + $20.00

in cash – shareholders can elect

cash or stock (subject to proration)

Offer Price(1)

$91.83 per CBBI share

Premium Over Closing Price (04/22/04)(2)

26%

Implied Transaction Value

$420 million

Pro Forma Ownership

58% CPF; 42% CBBI

Anticipated Closing

Q3-2004

Shareholder Votes Required

CPF and CBBI

Due Diligence

Completed

Transaction Rationale

Expected to be
accretive to CPF
Shareholders

Premium to CBBI
Shareholders

Opportunities for
synergies

Investor visibility

Stronger
competitive position

Increased lending
capacity

Leverage combined
track record of
outstanding
performance and efficiency

Combining
complementary
strengths in retail
banking and commercial lending

Expand product
offering to customer
base

In-market
transaction

Similar culture and
heritage

Both use Fiserv
platform

Financial

Strategic

Integration

Experienced Management Team

Position in
New Company

Officer

Years of
Banking

Experience

Age

Prior
Position

Ron Migita

62

35

Chairman

CEO & President

(CBBI)

Clint Arnoldus

57

29

CEO

Chairman, CEO &

President (CPF)

Neal Kanda

55

30

President & COO

VP, Treasurer (CPF)

Dean Hirata

46

14

EVP, CFO

SVP, CFO (CBBI)

Blenn Fujimoto

45

24

EVP, Hawaii Market

CFSO (CPB)

Alwyn Chikamoto

50

27

EVP, National Market

CCO (CPB)

Doug Weld

55

30

EVP, CCO

CCO (CityBank)

CPF-CBBI: Superior Performance

Overview of CPF and CBBI

CBBI

CPF

39% CRE

21% 1–4 family

20% Commercial

29% CRE

35% 1–4 family

16% Commercial

Source:  Company filings and press releases.  Data as of 03/31/04.

Headquarters

Honolulu

Honolulu

Branch Offices

24 branches on 4 islands

22 branches on 4 islands

Common Heritage

Founded to serve the Japanese-American community in Hawaii

Total Assets

$2.28 billion

$1.87 billion

Total Deposits

$1.81 billion

$1.31 billion

Total Loans

$1.46 billion

$1.35 billion

Loan Composition

Performance Review of
CPF and CBBI

Net Interest Margin

Return on Average Equity

Efficiency Ratio

Return on Average Assets

CBBI

CPF

Source:  Company press releases.  Data for first quarter ended March 31, 2004

(1)  Excludes after-tax unsolicited takeover proposal expenses and gain on early pay-off of asset-backed security in 2004.

(2)  Defined as noninterest expense excluding unsolicited takeover proposal expenses and amortization of intangibles as a percentage of total operating revenue excluding gain on early pay-off of asset-backed security.

4.52%

1.43%

15.76%

54.59%

4.87%

2.11%

1.86(1)

22.71%

19.95(1)

50.67%

   53.18(1)(2)

CPF: A Proven Track Record

Source:  Company filings.

Profitability Ratios

Efficiency Ratio

65.36

%

58.43

%

55.59

%

53.02

%

52.97

%

ROAA

1.03

1.16

1.60

1.74

1.64

ROAE

10.93

13.55

19.34

20.55

18.33

Asset Quality Ratios

NPAs/Loans & OREO

0.94

%

0.80

%

0.25

%

0.18

%

0.25

%

Reserves/Loans

1.77

1.75

1.94

1.88

1.72

Capital Ratios

Total Equity/Total Assets

8.75

%

7.89

%

8.01

%

8.55

%

8.97

%

Total Risk-Based Capital Ratio

12.50

10.89

11.37

12.82

17.16

Asset Growth

5.48

%

10.35

%

1.03

%

10.49

%

7.01

%

Deposit Growth

2.88

4.40

6.45

13.11

6.84

1999

2000

2001

2002

2003

0.97%

1.01%

1.09%

1.19%

2.11%

0.97%

1.34%

1.41%

1.45%

1.86%

0.0

0.5

1.0

1.5

2.0%

2.5%

1Q03

2Q03

3Q03

4Q03

1Q04

CBBI—GAAP

CBBI—Adjusted

(1)

(1)

ROAA

ROAE

Source:  Company filings and press releases.

(1)   Excludes after-tax unsolicited takeover proposal expenses and gain on early pay-off of asset-backed security in 2004.

CBBI: Strong Profitability Growth

 22.71%

13.00%

11.80%

 10.83%

  10.54%

  19.95%

15.77%

15.29%

14.45%

10.54%

0

5

10

15

20

25%

1Q03

2Q03

3Q03

4Q03

1Q04

CBBI—GAAP

CBBI—Adjusted

CPF-CBBI: A Powerful
Combination

Shareholders of Both Banks Win

Significant value creation

Expected to be accretive to EPS in first full year

Consolidation, scale and efficiency result in fully phased-
in anticipated annual cost saves of $19.5 million by 2006

Large, well capitalized balance sheet of over $4 billion

Substantial capital generation over time

CBBI shareholders receive 26% (1) premium

Increased investor visibility & trading liquidity

Over $700 million pro forma market cap(2)

NYSE listing

(1)   Based on CBBI stock price of $73.13 as of 04/22/04.

(2)   Based on CPF share price of $26.85 as of 04/22/04.

It’s a Logical Fit—and
Easy to Integrate

Similar roots and culture

Common roots, post-WWII founding

Founded to serve the Japanese-American community in
Hawaii

Local values

Focused on personalized service

Same market

Small and mid-sized businesses, retail customers

Overlapping geography

Common Fiserv-based technology platform

Good For Hawaii, Local
Community & Customers

Creates a stronger bank for Hawaii

$2.8B in loans(1) ; $3.1B in deposits(1) ; $4.2B in assets(1)

14% deposit market share in Hawaii(2)

Customers in the local community benefit

Continue tradition of personalized “high touch” service

Added convenience:  Larger branch & ATM network

Broader menu of products and services

Larger lending capacity

$1 million community investment fund

(1)   Source:  Company press releases.  Data  as of 03/31/04.

(2)   Source:  SNL Securities.

CPF-CBBI:  Significantly Builds
Deposit Market Share in Hawaii

Source:  SNL Securities data as of 06/30/03.

Pro
Forma

0.2%

0.6%

1.8%

1.9%

3.7%

5.6%

8.1%

13.7%

18.4%

29.8%

30.0%

0

5

10

15

20

25

30

35%

Bank of

Hawaii

First

Hawaiian

American

Savings

CPF

CBBI

Territorial

Savings

Finance

Factors

Hawaii

National

Home

Street

Orient

Bancorp

Jumbo CDs

18.4%

Non-Jumbo CDs

15.0%

Demand Deposits

7.1%

NOW &
Other
Transaction
Accounts

2.9%

MMDA
& Savings

56.6%

Jumbo CDs

17.4%

Non-Jumbo CDs

18.8%

Demand Deposits

2.5%

NOW &
Other
Transaction
Accounts

3.0%

MMDA
& Savings

58.3%

Total:  $2,959.9M

Cost of Funding:  0.72%

Total:  $1,206.7M

Cost of Funding:  0.73%

Total:  $1,753.3M

Cost of Funding:  0.70%

Jumbo CDs

19.1%

Non-Jumbo CDs

12.3%

Demand Deposits

10.4%

NOW &
Other
Transaction
Accounts

2.8%

Source:  CPF and CBBI financials.

Note:  As of 12/31/03.

MMDA & Savings

55.4%

CPF

Pro Forma

CBBI

CPF-CBBI:  Strong Core Deposit
Base

CRE
38.5%

CRE
34.1%

1–4 Family
27.3%

Other

0.3%

Consumer

7.5%

MultiFamily
4.2%

Construction
& Dev

9.0%

Commercial

17.7%

Total:  $2,773.5M

Total Yield:  6.36%

CRE
29.2%

1–4 Family
34.5%

Other

0.5%

Consumer

10.5%

MultiFamily
1.6%

Construction
& Dev

8.0%

Commercial

15.8%

Other

0.1%

Total:  $1,318.0M

Total Yield:  6.79%

Consumer

4.7%

MultiFamily
6.6%

Source:  CPF and CBBI financials.

Note:  As of 12/31/03.

Construction
& Dev

9.8%

Commercial

19.5%

1–4 Family
20.9%

CPF

Total:  $1,455.6M

Total Yield:  5.97%

Pro Forma

CBBI

CPF-CBBI:  Diversified Loan
Portfolio

Transaction Assumptions

Earnings for CPF

$2.19 per share in 2004, $2.35 per share in 2005, $2.51 per share in 2006

Earnings for CBBI(1)

$6.40 per share in 2004, $6.78 per share in 2005, $7.19 per share in 2006

$19.5 million of cost saves

17% of combined operating expenses

67% realized in 2005, 100% in 2006

Core-deposit intangible estimated at $24 million, amortized over
10 years

Approximately $50 million net after-tax restructuring charge

Source:  CPF Management.

Note:  There is no assurance that these projections will be realized and actual results may differ significantly from such projections.

Synergies

Combined
Non-Interest
Expense
2004E

2006

2005

Cost Savings

Fully phased-in savings of $19.5 million by 2006

Hiring freeze

Attrition rate

Voluntary resignation program

Implementation Plan

Source:  CPF Management.

Note:  There is no assurance that these projections will be realized and actual results may differ significantly from such projections.

($ in thousands)

Compensation and Benefits

$62,300

$6,490

$9,735

Net Occupancy

11,100

1,858

2,787

Other Expenses

42,000

4,604

6,906

Total Non-Interest Expense

115,400

12,952

19,428

% of Total Non-Interest Expense

11

%

17%

Pro Forma EPS Impact of
Proposed Transaction

Earnings Projections

2005

Projected for Fiscal Year

Note:   Neither CBBI nor any analyst has published any estimates for 2004, 2005 and 2006.  There is no assurance that these projections will be realized and actual results may differ significantly from such projections.

Note:  Assumes cost saves of $13 million in 2005 and $19.5 million in 2006.

(1)   Source:  CPF guidance.

(2)   Assumed EPS estimates for CBBI of $6.40 in 2004, $6.78 in 2005 and $7.19 in 2006 provided by CPF management.

2006

CPF Stand-Alone GAAP EPS(1)

$2.35

$2.51

Pro Forma GAAP EPS(2)

$2.57

$2.87

Accretion to CPF ($)

$0.22

$0.36

Accretion to CPF (%)

9

%

14

%

Pro Forma Cash EPS(2)

$2.62

$2.92

Accretion to CPF ($)

$0.27

$0.41

Accretion to CPF (%)

11

%

16%

CPF-CBBI: Strong Balance Sheet

CPF

CBBI

Pro Forma

Source:  Company press releases.  Data as of  03/31/04.  Based on CPF stock price of $26.85 on 04/22/04.

($ in millions)

3/31/04

Loans

$1,461

$1,350

$2,811

Assets

2,284

1,874

4,348

Deposits

1,805

1,309

3,114

Shareholders’ Equity

204

178

533

CPF-CBBI: Solid Capital Ratios

CPF

CBBI

Source:  CPF and CBBI Management.

(1)   Defined as Tier 1 Capital divided by Average Tangible Assets.

3/31/04

Pro Forma

High internal cash generation with over 20% Return on Tangible Equity.

($ in millions)

Tangible Equity

$203.5

$178.0

$216.9

Tangible Equity/Tangible Assets

8.91

%

9.50

%

5.38%

Leverage Ratio(1)

11.93

9.33

7.46

Tier 1 Risk-Based Ratio

15.52

11.30

9.20

Total Risk-Based Capital Ratio

16.85

12.56

10.46

CPF-CBBI: Strong Asset Quality

CPF

CBBI

Pro Forma

Source:  Company press releases.

03/31/04

NPAs/Loans & OREO

0.51

%

0.34

%

0.43

%

Reserves/Loans

1.70

2.13

1.91

Reserves/NPLs

322.8

620.4

442.8

NCOs/Average Loans

0.06

0.09

0.08

Appendix

Pro Forma Earnings Impact

Earnings Projections

2005

2006

Projected for Fiscal Year

Note:   All estimates for both CPF and CBBI provided by CPF Management.  There is no assurance that these projections will be realized and actual results may differ significantly from such projections.

(1)   Includes opportunity cost of cash component of consideration and restructuring charges.

($ in millions)

CPF’s Earnings

$38.5

$41.2

CBBI’s Earnings

30.8

32.7

After-Tax Cost Savings

7.8

11.7

CDI Amortization

(1.5)

(1.5

)

Other Adjustments(1)

(3.3)

(3.3)

Pro Forma Net Income

$72.4

$80.8

Pricing Mechanics

(1)

Equal to 2.6752 multiplied by the Common Shares Outstanding.

(2)

Equal to $20 multiplied by the Common Shares Outstanding.

(3)

CPF Measuring Price is defined as the average price of CPF’s Common Stock over the 10-trading day period prior to closing.

(4)

Equal to $20 + (2.6752 multiplied by the CPF Measuring Price).

(5)

Equal to Aggregate Cash to be Paid (Based on Common Shares Outstanding) divided by the Consideration Per Share.

(6)

Equal to Common Shares Outstanding less Shares to Receive Cash.

(7)

Equal to the Per Share Consideration divided by the CPF Measuring Price.

Total CBBI Common Shares Outstanding as of April 22, 2004:

4,395,096

Number of CPF Shares to be Exchanged Based on Common Shares Outstanding (1):

11,757,761

Cash to be Paid Based on Common Shares Outstanding (2):

87,901,920

$

CPF

Shares of CBBI

Percentage

Shares of CBBI

Percentage

Stock

Measuring

Consideration

to Receive

to Receive

to Receive

to Receive

Exchange

Price (3)

Per Share (4)

Cash (5)

Cash

Stock (6)

Stock

Ratio (7)

22.00

$

78.85

$

1,114,737

25.4%

3,280,359

74.6%

3.5843

24.00

$

84.20

$

1,043,906

23.8%

3,351,190

76.2%

3.5085

26.00

$

89.56

$

981,539

22.3%

3,413,557

77.7%

3.4444

26.85

$

91.83

$

957,234

21.8%

3,437,862

78.2%

3.4201

28.00

$

94.91

$

926,204

21.1%

3,468,892

78.9%

3.3895

30.00

$

100.26

$

876,775

19.9%

3,518,321

80.1%

3.3419

32.00

$

105.61

$

832,354

18.9%

3,562,742

81.1%

3.3002

Creating A Stronger
Hawaii Bank

May 2004

Merger of

&

                                       MERGER OF

[LOGO OMITTED]Central Pacific Bank                     [LOGO OMITTED]CITY BANK
            FIERCELY LOYAL BANKING          &

                                   CREATING A STRONGER
                                       HAWAII BANK

                                         MAY 2004

[LOGO OMITTED]                        Slide 2           [LOGO OMITTED] CITY BANK
CENTRAL PACIFIC FINANCIAL CORP

                          FORWARD LOOKING INFORMATION

This document contains forward-looking statements. Such statements include, but are not limited to, (i) statements about the benefits of a merger between
Central Pacific Financial Corp. ("CPF") and CB Bancshares, Inc. ("CBBI"),
including future financial and operating results, costs savings and accretion to reported and cash earnings that may be realized from such merger; (ii)
statements with respect to CPF's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates",
"intends", "plans", "targets", "projects" and other similar expressions. These statements are based upon the current beliefs and expectations of management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the business of CPF and CBBI may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) any necessary approvals for the merger may not be obtained on the proposed terms; (6) the failure of CPF's and CBBI's shareholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the Hawaii economy may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets
(including changes in interest rate conditions) and the impact of such conditions on the combined company's activities.

Additional factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in CPF's and
CBBI's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form
10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange
Commission ("SEC") and available at the SEC's Internet web site (www.sec.gov).
All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPF or CBBI or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. CPF and CBBI do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

[LOGO OMITTED]                        Slide 3           [LOGO OMITTED] CITY BANK
CENTRAL PACIFIC FINANCIAL CORP

CPF will amend its registration statement on Form S-4 to register shares of CPF common stock to be issued in this transaction. The registration statement is not final and will be further amended. The registration statement will include a joint proxy statement/prospectus for solicitation of proxies from CPF and CBBI shareholders, in connection with meetings of such shareholders at a date or dates subsequent hereto. Investors and security holders are urged to read the registration statement and joint proxy statement and any other relevant documents (when available) filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.
Investors and security holders may obtain a free copy of documents filed with the SEC at the SEC's Internet web site at (www.sec.gov). Such documents may also be obtained free of charge from CPF by directing such request to: Central
Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813,
Attention: David Morimoto, (808) 544-0627; or from CBBI by directing such request to: CB Bancshares, Inc., 201 Merchant Street, Honolulu, Hawaii 96813,
Attention: Investor Relations, (808) 535-2518.

CPF and CBBI, and their respective directors and executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from the shareholders of CBBI and CPF in connection with the merger. Information about the directors and executive officers of CPF and their ownership of and interests in CPF stock is set forth in the proxy statement for CPF's 2004 Annual
Meeting of Shareholders. Information about the directors and executive officers of CBBI and their ownership of and interests in CBBI stock is set forth in the proxy statement for CBBI's 2004 Annual Meeting of Shareholders. Additional
information regarding the interests of those participants may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

[LOGO OMITTED]                        Slide 4           [LOGO OMITTED] CITY BANK
CENTRAL PACIFIC FINANCIAL CORP

                              TRANSACTION OVERVIEW

[LOGO OMITTED]                        Slide 5           [LOGO OMITTED] CITY BANK
CENTRAL PACIFIC FINANCIAL CORP

                              TRANSACTION SUMMARY

AGGREGATE CONSIDERATION PER CBBI SHARE               2.6752 SHARES OF CPF STOCK + $20.00
                                                     IN CASH - SHAREHOLDERS CAN ELECT
                                                     CASH OR STOCK (SUBJECT TO PRORATION)

OFFER PRICE(1)                                       $91.83 PER CBBI SHARE

PREMIUM OVER CLOSING PRICE (04/22/04)(2)             26%

IMPLIED TRANSACTION VALUE                            $420 MILLION

PRO FORMA OWNERSHIP                                  58% CPF; 42% CBBI

ANTICIPATED CLOSING                                  Q3-2004

SHAREHOLDER VOTES REQUIRED                           CPF AND CBBI

DUE DILIGENCE                                        COMPLETED

(1)  BASED ON CPF STOCK PRICE OF $26.85 ON 04/22/04.
(2)  BASED ON CBBI STOCK PRICE OF $73.13 ON 04/22/04.

[LOGO OMITTED]                        Slide 6           [LOGO OMITTED] CITY BANK
CENTRAL PACIFIC FINANCIAL CORP

                             TRANSACTION RATIONALE

  FINANCIAL                       STRATEGIC                   INTEGRATION
  ---------                       ---------                   -----------

o EXPECTED TO BE                o STRONGER                  o IN-MARKET
  ACCRETIVE TO CPF                COMPETITIVE POSITION        TRANSACTION
  SHAREHOLDERS
                                o INCREASED LENDING         o SIMILAR CULTURE AND
o PREMIUM TO CBBI                 CAPACITY                    HERITAGE
  SHAREHOLDERS
                                o LEVERAGE COMBINED         o BOTH USE FISERV
o OPPORTUNITIES FOR               TRACK RECORD OF             PLATFORM
  SYNERGIES                       OUTSTANDING
                                  PERFORMANCE AND
                                  EFFICIENCY

o INVESTOR VISIBILITY          o  COMBINING
                                  COMPLEMENTARY
                                  STRENGTHS IN
                                  RETAIL BANKING
                                  AND COMMERCIAL
                                  LENDING

                               o  EXPAND
                                  PRODUCT
                                  OFFERING TO
                                  CUSTOMER BASE

[LOGO OMITTED]                        Slide 7           [LOGO OMITTED] CITY BANK
CENTRAL PACIFIC FINANCIAL CORP

                          EXPERIENCED MANAGEMENT TEAM

                                                        YEARS OF
                                                        BANKING              POSITION IN                           PRIOR
            OFFICER                        AGE         EXPERIENCE             NEW COMPANY                         POSITION
-----------------------------------     --------      ------------   --------------------------------     --------------------------

RON MIGITA                                 62             35            CHAIRMAN                              CEO & PRESIDENT
                                                                                                              (CBBI)

CLINT ARNOLDUS                             57             29            CEO                                   CHAIRMAN, CEO &
                                                                                                              PRESIDENT (CPF)

NEAL KANDA                                 55             30            PRESIDENT & COO                       VP, TREASURER (CPF)

DEAN HIRATA                                46             30            EVP, CFO                              SVP, CFO (CBBI)

BLENN FUJIMOTO                             45             24            EVP, HAWAII MARKET                    CFSO (CPB)

ALWYN CHIKAMOTO                            50             27            EVP, NATIONAL MARKET                  CCO (CPB)

DOUG WELD                                  55             14            EVP, CCO                              CCO (CITY BANK)

[LOGO OMITTED]                        Slide 8           [LOGO OMITTED] CITY BANK
CENTRAL PACIFIC FINANCIAL CORP

                         CPF-CBBI: SUPERIOR PERFORMANCE

[LOGO OMITTED]                        Slide 9           [LOGO OMITTED] CITY BANK
CENTRAL PACIFIC FINANCIAL CORP

                            OVERVIEW OF CPF AND CBBI

                                                     CPF                                     CBBI
                                    ------------------------------------    ---------------------------------------

HEADQUARTERS                                      HONOLULU                                HONOLULU

BRANCH OFFICES                            24 BRANCHES ON 4 ISLANDS                22 BRANCHES ON 4 ISLANDS

COMMON HERITAGE                              FOUNDED TO SERVE THE JAPANESE-AMERICAN COMMUNITY IN HAWAII

TOTAL ASSETS                                    $2.28 BILLION                           $1.87 BILLION

TOTAL DEPOSITS                                  $1.81 BILLION                           $1.31 BILLION

TOTAL LOANS                                     $1.46 BILLION                           $1.35 BILLION

                                                   39% CRE                                 29% CRE
LOAN COMPOSITION                               21% 1-4 FAMILY                           35% 1-4 FAMILY
                                               20% COMMERCIAL                           16% COMMERCIAL

SOURCE: COMPANY FILINGS AND PRESS RELEASES. DATA AS OF 03/31/04.

[LOGO OMITTED]                        Slide 10          [LOGO OMITTED] CITY BANK
CENTRAL PACIFIC FINANCIAL CORP

                             PERFORMANCE REVIEW OF
                                  CPF AND CBBI

                                         CPF                   CBBI
                                 -------------------   -----------------------

NET INTEREST MARGIN                      4.52%                 4.87%

RETURN ON AVERAGE ASSETS                 1.43%                 2.11%
                                                               1.86(1)

RETURN ON AVERAGE EQUITY                15.76%                22.71%
                                                              19.95(1)

EFFICIENCY RATIO                        54.59%                50.67%
                                                              53.18(1)(2)

SOURCE: COMPANY PRESS RELEASES. DATA FOR FIRST QUARTER ENDED MARCH 31, 2004
(1) EXCLUDES AFTER-TAX UNSOLICITED TAKEOVER PROPOSAL EXPENSES AND GAIN ON EARLY
    PAY-OFF OF ASSET-BACKED SECURITY IN 2004.
(2) DEFINED AS NONINTEREST EXPENSE EXCLUDING UNSOLICITED TAKEOVER PROPOSAL
    EXPENSES AND AMORTIZATION OF INTANGIBLES AS A PERCENTAGE OF TOTAL OPERATING
    REVENUE EXCLUDING GAIN ON EARLY PAY-OFF OF ASSET-BACKED SECURITY.

[LOGO OMITTED]                        Slide 11           [LOGO OMITTED] CITY BANK
CENTRAL PACIFIC FINANCIAL CORP

                           CPF: A PROVEN TRACK RECORD

                                           1999         2000          2001         2002           2003
                                         --------     --------      --------     --------       --------

PROFITABILITY RATIOS
   EFFICIENCY RATIO                        65.36%       58.43%        55.59%       53.02%         52.97%
   ROAA                                     1.03         1.16          1.60         1.74           1.64
   ROAE                                    10.93        13.55         19.34        20.55          18.33
ASSET QUALITY RATIOS
   NPAS/LOANS & OREO                        0.94%        0.80%         0.25%        0.18%          0.25%
   RESERVES/LOANS                           1.77         1.75          1.94         1.88           1.72
CAPITAL RATIOS
   TOTAL EQUITY/TOTAL ASSETS                8.75%        7.89%         8.01%        8.55%          8.97%
   TOTAL RISK-BASED CAPITAL RATIO          12.50        10.89         11.37        12.82          17.16
ASSET GROWTH                                5.48%       10.35%         1.03%       10.49%          7.01%
DEPOSIT GROWTH                              2.88         4.40          6.45        13.11           6.84

SOURCE: COMPANY FILINGS.

[LOGO OMITTED]                        Slide 12          [LOGO OMITTED] CITY BANK
CENTRAL PACIFIC FINANCIAL CORP

                       CBBI: STRONG PROFITABILITY GROWTH

[GRAPH OMITTED]

                                      ROAA
--------------------------------------------------------------------------------
                          1Q03       2Q03        3Q03        4Q03          1Q04
CCBI-GAAP                0.97%       1.01%       1.09%      1.19%          2.11%
CCBI-Adjusted(1)         0.97%       1.34%       1.41%      1.45%          1.86%

[GRAPH OMITTED]

                                      ROAE
--------------------------------------------------------------------------------
                          1Q03       2Q03        3Q03        4Q03          1Q04
CCBI-GAAP                10.54%      10.83%      11.80%     13.00%        22.71%
CCBI-Adjusted(1)         10.54%      14.45%      15.29%     15.77%        19.95%

SOURCE:  COMPANY FILINGS AND PRESS RELEASES.
(1) EXCLUDES AFTER-TAX UNSOLICITED TAKEOVER PROPOSAL EXPENSES.

[LOGO OMITTED]                        Slide 13          [LOGO OMITTED] CITY BANK
CENTRAL PACIFIC FINANCIAL CORP

                              CPF-CBBI: A POWERFUL
                                   COMBINATION

[LOGO OMITTED]                        Slide 14          [LOGO OMITTED] CITY BANK
CENTRAL PACIFIC FINANCIAL CORP

                         SHAREHOLDERS OF BOTH BANKS WIN

o  SIGNIFICANT VALUE CREATION

   o  EXPECTED TO BE ACCRETIVE TO EPS IN FIRST FULL YEAR

   o  CONSOLIDATION, SCALE AND EFFICIENCY RESULT IN FULLY PHASED-IN ANTICIPATED
      ANNUAL COST SAVES OF $19.5 MILLION BY 2006

   o  LARGE, WELL CAPITALIZED BALANCE SHEET OF OVER $4 BILLION

   o  SUBSTANTIAL CAPITAL GENERATION OVER TIME

o  CBBI SHAREHOLDERS RECEIVE 26%(1)PREMIUM

o  INCREASED INVESTOR VISIBILITY & TRADING LIQUIDITY

   o  OVER $700 MILLION PRO FORMA MARKET CAP(2)

   o  NYSE LISTING

(1) BASED ON CBBI STOCK PRICE OF $73.13 AS OF 04/22/04.
(2) BASED ON CPF SHARE PRICE OF $26.85 AS OF 04/22/04.

[LOGO OMITTED]                        Slide 15          [LOGO OMITTED] CITY BANK
CENTRAL PACIFIC FINANCIAL CORP

                            IT'S A LOGICAL FIT--AND
                               EASY TO INTEGRATE

o  SIMILAR ROOTS AND CULTURE

   o  COMMON ROOTS, POST-WWII FOUNDING

   o  FOUNDED TO SERVE THE JAPANESE-AMERICAN COMMUNITY IN HAWAII

   o  LOCAL VALUES

   o  FOCUSED ON PERSONALIZED SERVICE

o  SAME MARKET

   o  SMALL AND MID-SIZED BUSINESSES, RETAIL CUSTOMERS

   o  OVERLAPPING GEOGRAPHY

o  COMMON FISERV-BASED TECHNOLOGY PLATFORM

[LOGO OMITTED]                        Slide 16          [LOGO OMITTED] CITY BANK
CENTRAL PACIFIC FINANCIAL CORP

                             GOOD FOR HAWAII, LOCAL
                             COMMUNITY & CUSTOMERS

o  CREATES A STRONGER BANK FOR HAWAII

   o  $2.8B IN LOANS(1); $3.1B IN DEPOSITS(1); $4.2B IN ASSETS(1)

   o  14% DEPOSIT MARKET SHARE IN HAWAII(2)

o  CUSTOMERS IN THE LOCAL COMMUNITY BENEFIT

   o  CONTINUE TRADITION OF PERSONALIZED "HIGH TOUCH" SERVICE

   o  ADDED CONVENIENCE: LARGER BRANCH & ATM NETWORK

   o  BROADER MENU OF PRODUCTS AND SERVICES

   o  LARGER LENDING CAPACITY

   o  $1 MILLION COMMUNITY INVESTMENT FUND

(1) SOURCE: COMPANY PRESS RELEASES. DATA AS OF 03/31/04.
(2) SOURCE: SNL SECURITIES.

[LOGO OMITTED]                        Slide 17          [LOGO OMITTED] CITY BANK
CENTRAL PACIFIC FINANCIAL CORP

                         CPF-CBBI: SIGNIFICANTLY BUILDS
                         DEPOSIT MARKET SHARE IN HAWAII

                                [GRAPH OMITTED]

Bank of Hawaii          30.0%
First Hawaiian          29.8%
American Savings        18.4%
PRO FORMA               13.7%
CPF                      8.1%
CBBI                     5.6%
Territorial Savings      3.7%
Finance Factors          1.9%
Hawaii National          1.8%
Home Street              0.6%
Orient Bancor            0.2%

SOURCE: SNL SECURITIES DATA AS OF 06/30/03.

[LOGO OMITTED]                        Slide 18          [LOGO OMITTED] CITY BANK
CENTRAL PACIFIC FINANCIAL CORP

                         CPF-CBBI: STRONG CORE DEPOSIT
                                      BASE

                                      CPF
--------------------------------------------------------------------------------

                               [GRAPHIC OMITTED]

MMDA & Savings                          55.4%
Jumbo CDs                               19.1%
Demand Deposits                         10.4%
NOW & Other Transaction Accounts         2.8%
Non-Jumbo CDs                           12.3%

                                TOTAL: $1,753.3M
                             COST OF FUNDING: 0.70%

                                      CBBI
--------------------------------------------------------------------------------

                               [GRAPHIC OMITTED]

MMDA & Savings                          58.3%
Jumbo CDs                               17.4%
Demand Deposits                          2.5%
NOW & Other Transaction Accounts         3.0%
Non-Jumbo CDs                           18.8%

                                TOTAL: $1,206.7M
                             COST OF FUNDING: 0.73%

                                    PRO FORMA
--------------------------------------------------------------------------------

                               [GRAPHIC OMITTED]

MMDA & Savings                          56.6%
Jumbo CDs                               18.4%
Demand Deposits                          7.1%
NOW & Other Transaction Accounts         2.9%
Non-Jumbo CDs                           15.0%

                                TOTAL: $2,959.9M
                             COST OF FUNDING: 0.72%

SOURCE: CPF AND CBBI FINANCIALS.
NOTE: AS OF 12/31/03.

[LOGO OMITTED]                        Slide 19          [LOGO OMITTED] CITY BANK
CENTRAL PACIFIC FINANCIAL CORP

                           CPF-CBBI: DIVERSIFIED LOAN
                                   PORTFOLIO

                                      CPF
--------------------------------------------------------------------------------

                               [GRAPHIC OMITTED]

CRE                      38.5%
Commercial               19.5%
Consumer                  4.7%
Other                     0.1%
1-4 Family               20.9%
MultiFamily               6.6%
Construction & Dev        9.8%

                                TOTAL: $1,455.6M
                             COST OF FUNDING: 5.97%

                                      CBBI
--------------------------------------------------------------------------------

                               [GRAPHIC OMITTED]

CRE                      29.2%
Commercial               15.8%
Consumer                 10.5%
Other                     0.5%
1-4 Family               34.5%
MultiFamily               1.6%
Construction & Dev        8.0%

                                TOTAL: $1,318.0M
                             COST OF FUNDING: 6.79%

                                    PRO FORMA
--------------------------------------------------------------------------------

                               [GRAPHIC OMITTED]

CRE                      34.1%
Commercial               17.7%
Consumer                  7.5%
Other                     0.3%
1-4 Family               27.3%
MultiFamily               4.2%
Construction & Dev        9.0%

                                TOTAL: $2,773.5M
                             COST OF FUNDING: 6.36%

SOURCE: CPF AND CBBI FINANCIALS.
NOTE: AS OF 12/31/03.

[LOGO OMITTED]                        Slide 20          [LOGO OMITTED] CITY BANK
CENTRAL PACIFIC FINANCIAL CORP

                            TRANSACTION ASSUMPTIONS

o  EARNINGS FOR CPF

   o  $2.19 PER SHARE IN 2004, $2.35 PER SHARE IN 2005, $2.51 PER SHARE IN 2006

o  EARNINGS FOR CBBI(1)

   o  $6.40 PER SHARE IN 2004, $6.78 PER SHARE IN 2005, $7.19 PER SHARE IN 2006

o  $19.5 MILLION OF COST SAVES

   o  17% OF COMBINED OPERATING EXPENSES

   o  67% REALIZED IN 2005, 100% IN 2006

o  CORE-DEPOSIT INTANGIBLE ESTIMATED AT $24 MILLION, AMORTIZED OVER 10 YEARS

o  APPROXIMATELY $50 MILLION NET AFTER-TAX RESTRUCTURING CHARGE

SOURCE: CPF MANAGEMENT.
NOTE: THERE IS NO ASSURANCE THAT THESE PROJECTIONS WILL BE REALIZED AND ACTUAL
      RESULTS ARE LIKELY TO DIFFER SIGNIFICANTLY FROM SUCH PROJECTIONS.

[LOGO OMITTED]                        Slide 21          [LOGO OMITTED] CITY BANK
CENTRAL PACIFIC FINANCIAL CORP

SYNERGIES

                                        COMBINED
                                      NON-INTEREST            COST SAVINGS
                                        EXPENSE               ------------
                                         2004E             2005          2006
                                         -----             ----          ----
COMPENSATION AND BENEFITS               $62,300           $6,490        $9,735
NET OCCUPANCY                            11,100            1,858         2,787
OTHER EXPENSES                           42,000            4,604         6,906
                                         ------            -----         -----
TOTAL NON-INTEREST EXPENSE              115,400           12,952        19,428
 % OF TOTAL NON-INTEREST EXPENSE                              11%           17%

                              IMPLEMENTATION PLAN
--------------------------------------------------------------------------------
o FULLY PHASED-IN SAVINGS OF $19.5 MILLION BY 2006

o HIRING FREEZE

o ATTRITION RATE

o VOLUNTARY RESIGNATION PROGRAM

SOURCE:  CPF MANAGEMENT.
NOTE:  THERE IS NO ASSURANCE THAT THESE PROJECTIONS WILL BE REALIZED AND ACTUAL
       RESULTS ARE LIKELY TO DIFFER SIGNIFICANTLY FROM SUCH PROJECTIONS.

[LOGO OMITTED]                        Slide 22          [LOGO OMITTED] CITY BANK
CENTRAL PACIFIC FINANCIAL CORP

SYNERGIES

                            PRO FORMA EPS IMPACT OF
                              PROPOSED TRANSACTION

                                          PROJECTED FOR FISCAL YEAR
                                          -------------------------
   EARNINGS PROJECTIONS                       2005          2006
-----------------------------                 ----          ----
CPF STAND-ALONE GAAP EPS(1)                   $2.35         $2.51

PRO FORMA GAAP EPS(2)                         $2.57         $2.87
--------------------------------------------------------------------
ACCRETION TO CPF ($)                          $0.22         $0.36
ACCRETION TO CPF (%)                              9%           14%
--------------------------------------------------------------------

PRO FORMA CASH EPS(2)                         $2.62         $2.92
--------------------------------------------------------------------
ACCRETION TO CPF ($)                          $0.27         $0.41
ACCRETION TO CPF (%)                             11%           16%
--------------------------------------------------------------------

NOTE: NEITHER CBBI NOR ANY ANALYST HAS PUBLISHED ANY ESTIMATES FOR 2004, 2005
      AND 2006. THERE IS NO ASSURANCE THAT THESE PROJECTIONS WILL BE REALIZED
      AND ACTUAL RESULTS ARE LIKELY TO DIFFER SIGNIFICANTLY FROM SUCH
      PROJECTIONS.
NOTE: ASSUMES COST SAVES OF $13 MILLION IN 2005 AND $19.5 MILLION IN 2006.
(1) SOURCE: CPF GUIDANCE.
(2) ASSUMED EPS ESTIMATES FOR CBBI OF $6.40 IN 2004, $6.78 IN 2005 AND $7.19 IN
    2006 PROVIDED BY CPF MANAGEMENT.

[LOGO OMITTED]                        Slide 23          [LOGO OMITTED] CITY BANK
CENTRAL PACIFIC FINANCIAL CORP

                         CPF-CBBI: STRONG BALANCE SHEET

                                                              ($ IN MILLIONS)

                                                     3/31/04
                                    ------------------------------------------
                                      CPF            CBBI           PRO FORMA
                                    ---------      ----------     ------------
LOANS                                 $1,461         $1,350          $2,811
ASSETS                                 2,284          1,874           4,348
DEPOSITS                               1,805          1,309           3,114
SHAREHOLDERS' EQUITY                     204            178             533

SOURCE: COMPANY PRESS RELEASES.  DATA AS OF 03/31/04. BASED ON CPF STOCK
        PRICE OF $26.85 ON 04/22/04.

[LOGO OMITTED]                        Slide 24          [LOGO OMITTED] CITY BANK
CENTRAL PACIFIC FINANCIAL CORP

                         CPF-CBBI: SOLID CAPITAL RATIOS

                                                                 ($ IN MILLIONS)

                                                        3/31/04
                                          --------------------------------------
                                               CPF          CBBI       PRO FORMA
                                          ------------- ----------- ------------
TANGIBLE EQUITY                               $203.5       $178.0      $216.9

TANGIBLE EQUITY/TANGIBLE ASSETS                  8.91%        9.50%       5.38%
LEVERAGE RATIO(1)                               11.93         9.33        7.46
TIER 1 RISK-BASED RATIO                         15.52        11.30        9.20
TOTAL RISK-BASED CAPITAL RATIO                  16.85        12.56       10.46

--------------------------------------------------------------------------------
     HIGH INTERNAL CASH GENERATION WITH OVER 20% RETURN ON TANGIBLE EQUITY.
--------------------------------------------------------------------------------

SOURCE:  CPF MANAGEMENT.
(1)  DEFINED AS TIER 1 CAPITAL DIVIDED BY AVERAGE TANGIBLE ASSETS.

[LOGO OMITTED]                        Slide 25          [LOGO OMITTED] CITY BANK
CENTRAL PACIFIC FINANCIAL CORP

                         CPF-CBBI: STRONG ASSET QUALITY

                                                           03/31/04
                                          --------------------------------------
                                               CPF          CBBI       PRO FORMA
                                          ------------- ----------- ------------
NPAS/LOANS & OREO                               0.51%        0.34%        0.43%
RESERVES/LOANS                                  1.70         2.13         1.91
RESERVES/NPLS                                 322.8        620.4        442.8
NCOS/AVERAGE LOANS                              0.06         0.09         0.08

SOURCE: COMPANY PRESS RELEASES.

                                         Slide 26

[LOGO OMITTED]Central Pacific Bank                      [LOGO OMITTED] CITY BANK
            FIERCELY LOYAL BANKING

                                    APPENDIX

[LOGO OMITTED]                        Slide 27          [LOGO OMITTED] CITY BANK
CENTRAL PACIFIC FINANCIAL CORP

                           PRO FORMA EARNINGS IMPACT

                                                                 ($ IN MILLIONS)
                                                       -------------------------
                                                       PROJECTED FOR FISCAL YEAR
                                                       -------------------------
      EARNINGS PROJECTIONS                               2005            2006
--------------------------------                       --------        --------
CPF'S EARNINGS                                           $38.5           $41.2
CBBI'S EARNINGS                                           30.8            32.7
AFTER-TAX COST SAVINGS                                     7.8            11.7
CDI AMORTIZATION                                          (1.5)           (1.5)
OTHER ADJUSTMENTS(1)                                      (3.3)           (3.3)
                                                       --------        --------
PRO FORMA NET INCOME                                     $72.4           $80.8
                                                       ========        ========

NOTE: ALL ESTIMATES FOR BOTH CPF AND CBBI PROVIDED BY CPF MANAGEMENT. THERE IS
      NO ASSURANCE THAT THESE PROJECTIONS WILL BE REALIZED AND ACTUAL RESULTS
      ARE LIKELY TO DIFFER SIGNIFICANTLY FROM SUCH PROJECTIONS.
(1)   INCLUDES OPPORTUNITY COST OF CASH COMPONENT OF CONSIDERATION AND
      RESTRUCTURING CHARGE.

[LOGO OMITTED]                        Slide 28          [LOGO OMITTED] CITY BANK
CENTRAL PACIFIC FINANCIAL CORP

                               PRICING MECHANICS

Total CBBI Common Shares Outstanding as of April 22, 2004:                       4,395,096
Number of CPF Shares to be Exchanged Based on Common Shares Outstanding (1):     11,757,761
Cash to be Paid Based on Common Shares Outstanding (2):                         $87,901,920

     CPF                            Shares of CBBI       Percentage      Shares of CBBI      Percentage      Stock
 Measuring       Consideration        to Receive         to Receive        to Receive        to Receive     Exchange
  Price (3)      Per Share (4)         Cash (5)            Cash            Stock (6)           Stock         Ratio (7)
 ---------       -------------        ----------         ----------        ----------        ----------     --------

 $  22.00        $     78.85          1,114,737            25.4%           3,280,359           74.6%         3.5843
 $  24.00        $     84.20          1,043,906            23.8%           3,351,190           76.2%         3.5085
 $  26.00        $     89.56            981,539            22.3%           3,413,557           77.7%         3.4444
====================================================================================================================
 $  26.85        $     91.83            957,234            21.8%           3,437,862           78.2%         3.4201
====================================================================================================================
 $  28.00        $     94.91            926,204            21.1%           3,468,892           78.9%         3.3895
 $  30.00        $    100.26            876,775            19.9%           3,518,321           80.1%         3.3419
 $  32.00        $    105.61            832,354            18.9%           3,562,742           81.1%         3.3002

(1) EQUAL TO 2.6752 MULTIPLIED BY THE COMMON SHARES OUTSTANDING.

(2) EQUAL TO $20 MULTIPLIED BY THE COMMON SHARES OUTSTANDING.

(3) CPF MEASURING PRICE IS DEFINED AS THE AVERAGE PRICE OF CPF'S COMMON STOCK
    OVER THE 10-TRADING DAY PERIOD PRIOR TO CLOSING.

(4) EQUAL TO $20 + (2.6752 MULTIPLIED BY THE CPF MEASURING PRICE).

(5) EQUAL TO AGGREGATE CASH TO BE PAID (BASED ON COMMON SHARES OUTSTANDING)
    DIVIDED BY THE CONSIDERATION PER SHARE.

(6) EQUAL TO COMMON SHARES OUTSTANDING LESS SHARES TO RECEIVE CASH.

(7) EQUAL TO THE PER SHARE CONSIDERATION DIVIDED BY THE CPF MEASURING PRICE.

                                       MERGER OF

[LOGO OMITTED]Central Pacific Bank                     [LOGO OMITTED] CITY BANK
            FIERCELY LOYAL BANKING         &

                                  CREATING A STRONGER
                                      HAWAII BANK

                                        MAY 2004